Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-2334

January 13, 2012

VIA EDGAR

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 76 to the Registration Statement on Form N-1A
	Filing Date:	November 2, 2011

Dear Mr. Di Stefano:

This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 19, 2011 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust”) with respect to the registration of its new series, Sterling Capital International Index Fund (the “Sterling Fund”), filed on November 2, 2011. These comments and the responses thereto are set forth below.

Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Mr. Vincent Di Stefano	January 13, 2012

Prospectus Comments

Comment 1:	Please confirm that the 1 basis point Management Fee set forth in the “Fee Table” is the fee for the investment adviser to the Master International Index Series (the “Master Fund”). In addition, please confirm the same management fee is being charged by the Master Fund to the other feeder funds.

Response:	The 1 basis point Management Fee shown in the fee table is the management fee charged by the Master Fund’s investment adviser, BlackRock Advisors, LLC (“BlackRock”). There is no advisory fee paid to the Sterling Fund’s investment adviser while the Sterling Fund is invested in the Master Fund. The Master Fund has informed the Trust that it charges the same 1 basis point Management Fee to all of its feeder funds.

Comment 2:	The disclosure under the “Principal Strategy” section of the fund summary indicates that the Master Fund “will invest, under normal circumstances, at least 80% of its assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the MSCI EAFE Index.” Please add disclosure indicating that the Master Fund expects to invest more than 80% of its assets in securities of the index.

Response:	The requested change has been made.

Comment 3:	The second sentence in the introductory paragraph of the “Principal Risks” section in the fund summary that states “Except as otherwise stated, references in this section to “the Fund” or “a Fund” may relate to the Fund, the Master Portfolio, or both.” creates unnecessary confusion. Please revise the section to clarify for each risk the specific fund that it affects.

Response:	The introductory paragraph has been revised to indicate that the risks apply to both funds.

Comment 4:	Consider whether it is necessary to add to the “Principal Risks” section of the fund summary risks relating to small- and mid-cap companies, derivatives or debt securities.

Response:	Investing in small-cap companies, derivatives and debt securities are not principal strategies of the Master Fund. Therefore, no additional principal risks relating to these instruments have been added. The Master Fund does invest in mid-cap companies as a principal strategy, consequently, “Middle Capitalization Company Risk” has been added as a principal risk.

Comment 5:	Add disclosure relating to the master-feeder structure to the fund summary in the front of the prospectuses.

Response:	The requested change has been made.

Comment 6:	In the “Performance” section of the fund summary include the introductory language required by Item 4(b)(2)(i) of Form N-1A.

Response:	The requested change has been made.

Mr. Vincent Di Stefano	January 13, 2012

Comment 7:	In the “Additional Investment Strategies and Risks” section reorder the disclosure so that principal strategies are followed by principal risks, then by non-principal strategies and non-principal risks.

Response:	The requested change has been made.

Comment 8:	In the “Additional Investment Strategies and Risks – Principal Strategies” section the disclosure states that “[BlackRock] selects securities because they will help the Master Portfolio achieve returns corresponding to index returns.” Please explain further how BlackRock does this.

Response:	The sentence has been removed from the “Additional Investment Strategies and Risks – Principal Strategies” section.

Comment 9:	Does the MSCI EAFE Index include emerging market countries?

Response:	The MSCI EAFE Index does not include emerging market countries.

Comment 10:	In the “Additional Investment Strategies and Risks – Principal Strategies” section please include the market capitalization of the MSCI EAFE Index as of its most recent rebalancing.

Response:	The market capitalization of the MSCI EAFE Index available as of November 30, 2011 has been incorporated into the disclosure.

Comment 11:	The paragraphs labeled “Master/Feeder Structure” and “Master/Feeder Fund Expenses” should be included in the fund summary section of the prospectuses.

Response:	The requested change has been made.

Comment 12:	In the “Additional Investment Strategies and Risks – Non-Principal Strategies” section the word “Instrument” is included as a sub-heading, but it is unclear how it relates to the section.

Response:	The word “Instrument” has been removed from the “Additional Investment Strategies and Risks – Non-Principal Strategies” section.

Comment 13:	In the “Additional Investment Strategies and Risks – Non-Principal Strategies” derivatives are listed as a strategy. Please explain which fund, the Master Fund or the Sterling Fund, invests in derivatives. Also, please confirm whether derivatives are a principal strategy.

Response:	Only the Master Fund may invest in derivatives. Derivatives are not a principal strategy for the Master Fund.

Comment 14:	Please confirm whether investing in illiquid/restricted securities is a principal strategy and revise the disclosure accordingly.

Response:	Investing in illiquid/restricted securities is not a principal strategy for the Master Fund.

Mr. Vincent Di Stefano	January 13, 2012

Comment 15:	Please confirm whether investing in real estate investment trusts (“REITs”) is a principal strategy and revise the disclosure accordingly.

Response:	Investing in REITs is not a principal strategy for the Master Fund.

Comment 16:	The last sentence in the introductory paragraph to the “Additional Investment Strategies and Risks – Investment Risks” section that states “Except as otherwise stated, references in this section to “the Fund” or “a Fund” may relate to the Fund, the Master Portfolio, or both.” creates unnecessary confusion. Please revise the section to clarify for each risk the specific fund it affects.

Response:	The sentence has been revised to indicate that the risks apply to both funds.

Comment 17:	In the “Additional Investment Strategies and Risks – Investment Risks – Non-Principal Risks” section, “Short Sales Risk” is included. The only strategy disclosure included in the prospectus regarding short sales relates to derivative instruments. Consider adding additional disclosure regarding the use of short sales if appropriate.

Response:	Although the Master Fund could engage in short sales, it does not presently do so. No additional disclosure has been added to the prospectuses.

Comment 18:	In the “Short Sales Risk” noted in Comment 17, change the following sentence to indicate that potential losses are unlimited: “Although the Fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security is sold short.”

Response:	The requested change has been made.

Comment 19:	In the “Additional Investment Strategies and Risks – Investment Risks – Non-Principal Risks” section “Sovereign Debt Risk” is listed. If this risk is applicable to the funds add disclosure to the strategy section to reflect this.

Response:	“Sovereign Debt Risk” has been removed from the prospectuses.

Comment 20:	In the “Shareholder Information – Pricing Fund Shares – How NAV is Calculated” section revise the first sentence in the fourth paragraph to change “after your order is accepted” to “after your order is received.”

Response:	The requested change has been made.

Statement of Additional Information Comments

Comment 21:	In the Statement of Additional Information (the “SAI”), the Sterling Fund’s fundamental investment restrictions numbered 3 through 6 provide that the Sterling Fund may engage in a particular practice “to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.” Please provide adjacent narrative disclosure regarding what is currently permitted pursuant to this disclosure.

Mr. Vincent Di Stefano	January 13, 2012

Response:

The Trust respectfully notes that the paragraph immediately following the fundamental investment restrictions provides additional disclosure with respect to fundamental investment restrictions numbered 3 and 4.

The Trust respectfully declines to make the requested change with respect to investment restrictions numbered 5 and 6. Given the Sterling Fund’s characteristics, the Trust is concerned that the requested additional disclosure would potentially confuse investors. It is noted that the current disclosure in the Sterling Fund’s SAI regarding policies on underwriting securities of other issuers and purchasing or selling real estate or commodities is mandated by specific requirements of the Investment Company Act of 1940, as amended. However, the Sterling Fund invests all of its assets in the Master Fund and presently does not intend to engage in the activities subject to this comment. In these circumstances, the Trust believes that additional disclosure regarding the noted activities could be confusing and distracting to investors.

Comment 22:	Consider adding more specific disclosure regarding the experience, qualifications, attributes and skills of each trustee of the Trust in the table included under the “Management of Sterling Capital Funds – Trustees and Officers” section.

Response:	The Trust believes that the enhanced qualification disclosures required by Item 17(b)(10) of Form N-1A are reflected in the SAI.

If you have any further questions or comments, please do not hesitate to call me at (415) 315-2334.

Sincerely,

/s/ Alexandra Oprescu

Alexandra Oprescu

cc:	Alan G. Priest, Esq.

Alyssa Albertelli, Esq.